GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228   Writer's DDI No. 68778278
Fax : 225 4959

02042725

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1646/02/LTR

15 July 2002

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

SUPPL

BY COURIER

Dear Sirs

JUL 17 2002

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Announcement dated 8 July 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully-paid capital of RHRL);

(ii) Letter dated 8 July 2002 (Republic Hotels & Resorts Limited ("RHRL") – Voluntary Unconditional Cash Offer for RHRL);

(iii) Notice dated 9 July 2002 with enclosures (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(iv) Notice dated 11 July 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests)

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) (By Fax Only)
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

Please reply to Group Corporate Secretarial Services Department
36 Robinson Road #04-01 City House, Singapore 068877 Fax: (65) 6225 4959 / Writers' DDI : 68778278

http://www.cdl.com.sg

MASNET No. 44 OF 11.07.2002
Announcement No. 44

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 8th, 9th and 10th July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(8July).   RHR SShdr(9July).   RHR SShdr(10July)

Submitted by Boey Mui Tiang, Company Secretary on 11/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 11 July 2002[2]

Date of change of interest (including deemed interest) : 8 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,888,530 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : *S$1.30 in cash*

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	*No. of shares held before the transaction*	*% of issued share capital*	*No. of shares held after the transaction*	*% of issued share capital*	*No. of shares held before the transaction*	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000	462,073,947	92.219	463,962,477	92.595
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances *of the Offer are received by* M&C HHL	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the *Acceptance Shares in respect* of which acceptances of the Offer are received by M&C HHL	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,888,530	0.377	462,073,947	92.219	463,962,477	92.595	462,073,947	92.219	463,962,477	92.595	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,888,530 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 11 July 2002

Date of change of interest (including deemed interest) : 9 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 946,300 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	946,300	0.189	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000	463,962,477	92.595	464,908,777	92.784
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	946,300	0.189	463,962,477	92.595	464,908,777	92.784	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	946,300	0.189	463,962,477	92.595	464,908,777	92.784	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	946,300	0.189	463,962,477	92.595	464,908,777	92.784	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	946,300	0.189	463,962,477	92.595	464,908,777	92.784	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	946,300	0.189	463,962,477	92.595	464,908,777	92.784	463,962,477	92.595	464,908,777	92.784	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 946,300 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 11 July 2002

Date of change of interest (including deemed interest) : 10 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 3,202,500 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000	464,908,777	92.784	468,111,277	93.423
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	3,202,500	0.639	464,908,777	92.784	468,111,277	93.423	464,908,777	92.784	468,111,277	93.423	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 3,202,500 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 4th and 5th July 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(4July).   RHR SShdr(5July).

Submitted by Boey Mui Tiang, Company Secretary on 09/07/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 9 July 2002[2]

Date of change of interest (including deemed interest) : 4 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 654,800 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	654,800	0.131	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000	459,460,757	91.697	460,115,557	91.828
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	654,800	0.131	459,460,757	91.697	460,115,557	91.828	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	654,800	0.131	459,460,757	91.697	460,115,557	91.828	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	654,800	0.131	459,460,757	91.697	460,115,557	91.828	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	654,800	0.131	459,460,757	91.697	460,115,557	91.828	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	654,800	0.131	459,460,757	91.697	460,115,557	91.828	459,460,757	91.697	460,115,557	91.828	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 654,800 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 9 July 2002

Date of change of interest (including deemed interest) : 5 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 1,958,390 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000	460,115,557	91.828	462,073,947	92.219
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	1,958,390	0.391	460,115,557	91.828	462,073,947	92.219	460,115,557	91.828	462,073,947	92.219	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 1,968,390 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

CITY DEVELOPMENTS LIMITED

8 July 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the issued and fully paid capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcement by RHR on 8 July 2002 informing its shareholders of: (i) the appointment of KBC Bank (Singapore) Limited as its co-independent financial adviser, who will together with ANZ Singapore Limited, advise the independent director of RHR in connection with the Offer; and (ii) the extension of time until 18 July 2002 for the posting of the circular to shareholders of RHR containing the recommendation of the independent director of RHR and the advice of the aforementioned financial advisers.

The announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 08/07/2002 (DD/MM/YYYY) to the SGX

MASNET No. 18 OF 08.07.2002
Announcement No. 18

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED FOR THE ISSUED AND FULLY PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the " **Offer**") by the Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited (the "**Offeror**"), a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully paid-up ordinary shares of S$1.00 each in the capital of the Company not already owned by the Offeror as at the date of the Offer (the "**Shares**"), and the announcement made by the Company on 1 July 2002 in relation to, *inter alia*, the ruling by the Securities Industry Council ("**SIC**") that the Company be required to appoint a co-independent financial advisor who will advise on the Offer together with ANZ Singapore Limited ("**ANZ**"), the financial adviser to the director(s) of the Company considered to be independent for the purpose of the Offer (the "**Independent Director**").

The Board of Directors of the Company wishes to announce that it has today appointed KBC Bank (Singapore) Limited ("**KBC**") as the co-independent financial adviser, who will together with ANZ, advise the Independent Director in connection with the Offer.

The Board of Directors of the Company also wishes to announce that the SIC has granted an extension of time for the posting of the circular to shareholders of the Company ("**Shareholders**") containing the recommendation of the Independent Director and the advice of both ANZ and KBC, the financial advisers to the Independent Director ("**Circular**"). In the premises, the Circular will be posted to Shareholders no later than 18 July 2002.

In the meantime, Shareholders are advised to refrain from taking any action in relation to their Shares in the Company which may be prejudicial to their interests.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 08/07/2002 to the SGX